SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q3 08 Earnings Results

I. Performance in Q3 2008 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q3 08	Q2 08	Q3 07	QoQ	YoY
Quarterly Results
Revenues	3,861	4,211	3,953	-8.3%	-2.3%
Operating Income	254	889	693	-71.4%	-63.3%
Ordinary Income	310	930	659	-66.7%	-53.0%
Net Income	295	759	524	-61.1%	-43.7%

II. IR Event of Q3 2008 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q3 08 Earnings Results of LG Display

4. Date & Time:	4:00 p.m. (Korea Time) on October 14, 2008 in Korean

9:00 p.m. (Korea Time) on October 14, 2008 in English

5. Venue & Method:	1) Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

• Please refer to IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure: Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters: Jin Jun Lee, Assistant, Financing Team (82-2-3777-1005)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q3 08 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

2.	Please note that the financial data included are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q3 08 are unaudited. They are provided for the convenience of investors and can be subject to change.

*	The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q3 08	Q2 08	Q3 07	QoQ	YoY
Quarterly Results
Revenues	3,861	4,211	3,953	-8.3%	-2.3%
Operating Income	265	900	672	-70.6%	-60.6%
Ordinary Income	230	918	651	-74.9%	-64.7%
Net Income	208	745	502	-72.1%	-58.6%

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q3 08	Q2 08	Q3 07	QoQ	YoY
Quarterly Results
Revenues	3,891	4,069	3,975	-4.4%	-2.1%
Operating Income	190	831	709	-77.1%	-73.2%
Ordinary Income	304	892	662	-65.9%	-54.1%
Net Income	291	732	524	-60.2%	-44.5%

Attached: Press Release

LG DISPLAY REPORTS THRID QUARTER 2008 RESULTS

SEOUL, Korea – October 14, 2008 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ending September 30, 2008.

•

Sales in the third quarter of 2008 decreased by 8% to KRW 3,861 billion from sales of KRW 4,211 billion in the second quarter of 2008, and decreased by 2% compared to KRW 3,953 billion in the third quarter of 2007.

•

Operating profit in the third quarter of 2008 was KRW 254 billion compared to an operating profit of KRW 889 billion in the second quarter of 2008, and an operating profit of KRW 693 billion in the third quarter of 2007.

•	EBITDA in the third quarter of 2008 was KRW 874 billion, decreased from EBITDA of KRW 1,587 billion in the second quarter of 2008 and from KRW 1,373 billion in the third quarter of 2007.

•	Net income in the third quarter of 2008 was KRW 295 billion compared to a profit of KRW 759 billion in the second quarter of 2008 and a profit of KRW 524 billion in the third quarter of 2007.

“Although the market environment and our operating results have been favorable since last year, we continued to stay alert and pressed on with efforts toward overall reform of our business structure. That has made us more resilient to market fluctuations.” said Young Soo Kwon, CEO of LG Display. “On the strong business structure, we are continuing to reinforce our cost competitiveness and prepare to turn the current challenges into opportunity.”

Overall, the company shipped a total of 3.67 million square meters of net display area in the third quarter of 2008, an increase of 12% quarter-on-quarter. TFT-LCD panels for TVs, monitors, notebook PCs and mobile & other applications accounted for 51%, 22%, 22% and 5%, respectively, on a revenue basis in the third quarter of 2008.

The average selling price per square meter of net display area shipped was USD 992, which was a decrease of approximately 22% compared to the average of the second quarter of 2008.

For the third quarter of 2008, the cost of goods sold per square meter of net display area shipped in USD basis decreased by 7% from the second quarter of 2008. The cost reduction was mainly driven by efforts for reinforcing cost competitiveness such as securing high production yield and developing cost innovative product models. Also the company efficiently managed the goods inventory turnover level by adjusting production output volume around 10% started from the end of July

Cash and cash equivalents including short term financial instruments of LG Display were KRW 3,785 billion as of September 30, 2008. Total debt was KRW 4,179 billion. Net debt was KRW 394 billion and the net debt-to-equity ratio was 4% as of September 30, 2008.

Outlook

The following expectations are based on information as of October 14, 2008. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total net display area shipment to increase by a low to mid teens percentage in the fourth quarter. COGS reduction per square meter is expected to be a high single digit percentage in the fourth quarter.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on Oct 14, 2008, at 4:00 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 both for callers in Korea and callers outside of Korea. The confirmation number is 9999. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 105846#.

Filing of Form 20-F

LG Display filed its annual report on Form 20-F for the year ended December 31, 2007 with the U.S. Securities and Exchange Commission on April 16, 2008. The report can be downloaded from www.lgdisplay.com or www.sec.gov. Investors may request a hard copy of the complete audited financial statements of the company included in the report free of charge by emailing ir@lgdisplay.com.

About LG Display

LG Display Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG Display currently operates seven fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 22,000 employees operating in ten countries around the world.

Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Thomas Hyun, VP, IR Department
LG Display
Tel: +822-3777-1770
Email: thomashyun@lgdisplay.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Frank Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1006
Email: bsleeb@lgdisplay.com	Email: aimhigh@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 14, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/ Finance & Risk Management Department